767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

April 11, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Catherine De Lorenzo and Pam Howell

RE:	Gores Holdings X, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted February 4, 2025

CIK No. 0001986817

Dear Ms. De Lorenzo and Ms. Howell:

On behalf of Gores Holdings X, Inc. a Cayman Islands exempted company (the “Company”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission contained in the letter dated March 3, 2025 (the “Comment Letter”) regarding the Company’s Amendment No. 1 to the Draft Registration Statement on Form S-1 submitted on February 4, 2025. Concurrently with this response letter, the Company is filing its Registration Statement on Form S-1 (the “Registration Statement”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement or the exhibits thereto, as applicable.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in the responses to page numbers and section headings refer to page numbers and section headings in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1

Cover Page

1.

Comment: We note the disclosure in the third paragraph that public shareholders will have redemption rights “at a per-share price ... equal to the aggregate amount then on deposit in the trust account ... including interest earned thereon (net of amounts withdrawn or eligible to be withdrawn to fund our regulatory compliance requirements and other costs related thereto, working capital requirements, in each case subject to the limitations

April 11, 2025 Page 2

described herein, and/or to pay our taxes ..., divided by the number of then issued and outstanding public Class A ordinary shares, subject to applicable law.” Please advise how such provision is consistent with Nasdaq Rule IM- 5101-2(d), which says “public Shareholders voting against a business combination must have the right to convert their shares of common stock into a pro rata share of the aggregate amount then in the deposit account (net of taxes payable and amounts distributed to management for working capital purposes).”

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, consistent with Nasdaq Rule IM- 5101-2(d), public shareholders will have redemption rights at a per-share price equal to the aggregate amount then on deposit in the trust account (net of taxes payable and amounts distributed to management for working capital purposes). The Company has accordingly revised the disclosure on the cover page and throughout the Registration Statement to provide that public shareholders will have redemption rights “at a per-share price…equal to the aggregate amount then on deposit in the trust account…including interest earned thereon (net of amounts withdrawn to fund working capital requirements, subject to the limitations described herein, and/or to pay our taxes…, divided by the number of then issued and outstanding public Class A ordinary shares, subject to applicable law.”

2.

Comment: We note your disclosure on page 27 that you if increase or decrease the size of this offering you will effect a share capitalization or a share surrender or redemption or other appropriate mechanism, as applicable, with respect to our Class B ordinary shares immediately prior to the consummation of this offering in such amount as to maintain the ownership of your initial shareholders, on an as-converted basis, at 20.00% of our issued and outstanding ordinary shares. Please disclose on the cover page and in narrative and tabular form on pages 15 and 140, in the discussions of securities that may become issuable to the sponsor and whether, and the extent to which, these securities issuances may result in a material dilution of the purchaser’s equity interests. Please refer to Items 1602(a)(3) and 1602(b)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as disclosed in the Registration Statement, the Company’s initial shareholders, on an as-converted basis with respect to the Class B ordinary shares, will own 20.00% of the Company’s issued and outstanding shares (excluding the private placement shares) upon consummation of the offering. The Company respectfully advises the Staff that any share capitalization, share surrender or redemption or other appropriate mechanism effected to maintain the ownership of our initial shareholders will not result in a material dilution of the purchaser’s equity interests since the initial shareholders will beneficially own 20.00% of the Company’s issued and outstanding shares (excluding the private placement shares) as of the closing of the offering. In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 15, 101, 118, 130, 144, 189, 191, 195 and 206 of the Registration Statement accordingly.

April 11, 2025 Page 3

3.	Comment: Please disclose the repayment of up to $600,000 in loans to cover offering-related and organizational expenses disclosed on page 14, as required by Item 1602(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Registration Statement accordingly.

Risk Factors, page 60

4.

Comment: We note the disclosure on page 19 that in order to facilitate your initial business combination or for any other reason determined by your sponsor, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement shares or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 90 of the Registration Statement accordingly.

Risks Relating to Our Search for, and Consummation of or Inability to Consummate, a Business Combination

If we are deemed to be an investment company under the Investment Company Act…, page 72

5.

Comment: We note your disclosure that you may be deemed to be subject to the Investment Company Act. Please revise to include disclosure that if you are required to wind down your operations as a result of this status any warrants would expire worthless. Please also revise to confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 74 and 75 of the Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations and Known Trends or Future Events, page 123

April 11, 2025 Page 4

6.

Comment: We note that you expect to account for the warrants as warrant liabilities and not as equity. Please tell us why you have not made any adjustments to your dilution or capitalization tables to reflect this liability. Please revise your financial statement footnotes to discuss your accounting for the warrants, and in your response, please tell us how you determined your accounting and the literature relied upon.

Response: In response to the Staff’s comment, the Company has revised the summary financial data, dilution and capitalization tables on pages 58, 122 and 125 of the Registration Statement, respectively. Further, the Company respectfully advises the Staff that it has revised the financial statement footnotes on pages F-12 and F-13 to discuss the Company’s accounting for the warrants.

The Company respectfully advises the Staff that, as disclosed in the financial statement footnotes, the Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging.” For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or noncurrent based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

Permitted Purchases of our Securities, page 149

7.

Comment: We note your response to prior comment 1 and your disclosure on page 149 that the purpose of these permitted purchases would be to vote such shares in favor of a business combination. Please reconcile this disclosure with your disclosure elsewhere that such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act, or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 153 of the Registration Statement accordingly.

April 11, 2025 Page 5

General

8.

Comment: We note that the Letter Agreement filed as Exhibit 10.3 requires the company obtain the consent of the Sponsor before entering into a definitive agreement regarding a proposed business combination. Please provide clear disclosure of this, as required by Item 1603(a)(5) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 99, 144 and 152 of the Registration Statement accordingly.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8849 or by e-mail at heather.emmel@weil.com.

767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

Sincerely yours,

/s/ Heather Emmel
Heather Emmel

cc: Mark Stone, Chief Executive Officer